Exhibit 99.1

Tokyo Lifestyle Co., Ltd. Reports Fiscal Year 2025 Financial Results

Tokyo, Japan, July 10, 2025 /PRNewswire/ -- Tokyo Lifestyle Co., Ltd. (“Tokyo Lifestyle” or the “Company”) (Nasdaq: TKLF), a retailer and wholesaler of Japanese beauty and health products, sundry products, luxury products, electronic products, collectible cards, trendy toys as well as other products in Hong Kong, Japan, North America, Thailand and the United Kingdom, today announced its financial results for the fiscal year ended March 31, 2025 (“fiscal year 2025”).

Mr. Mei Kanayama, Principal Executive Officer of Tokyo Lifestyle, commented: “We are pleased to present a robust performance report for fiscal year 2025. Our total revenue increased by 7.4%, accompanied by a 2.3% increase in gross profit, reflecting the steady and healthy growth of our overall business. Throughout the year, we accelerated our expansion efforts by both strengthening our existing network and venturing into new territories. We successfully opened five new directly operated stores in the United States, Canada, and Hong Kong, reinforcing our business footprint and enhancing brand recognition in these key markets. Notably, revenue from directly operated physical stores increased by 14.4% during fiscal year 2025.

“Simultaneously, we adopted a flexible and targeted approach to support our global expansion by integrating franchise stores and wholesale customers. Specifically, during fiscal year 2025, we added three new franchise stores and 54 new wholesale customers to our sales network. Revenue from franchise stores and wholesale customers increased by 9.1%. As part of this expansion roadmap, we have made selective and targeted adjustments to our online presence, including the closure of certain online stores, in line with our efforts to enhance operational efficiency and focus on higher-performing channels.

“Overall, thanks to our ambitious yet well-planned expansion strategy, we remain confident in our business potential and long-term growth prospects. We believe that our profitability will continue to improve steadily as our global footprint becomes more established with the addition of further distribution outposts.

“To better support this long-term vision, we continue exploring opportunities in new territories and emerging business sectors. Recently, we have established a new subsidiary in Australia, and planned store openings in Vietnam, Australia, and the Middle East, which we believe to be vibrant markets that are integral to a balanced global strategy.

“Concurrently, we have expanded into new product categories, including collectible cards and trendy toys, now offering over 1,300 stock keeping units (“SKUs”) within our sales network. Signature products such as Pokémon cards and BE@RBRICK figures not only enrich our product portfolio but also reflect our commitment to stay ahead of evolving consumer trends. We believe these additions will appeal to a broader young consumer base, becoming a promising new revenue stream that injects strong momentum into our growth trajectory.

“We believe that our diligent efforts and operational excellence have earned widespread recognition from both the market and investors. With a robust cash reserve and strong financing capability, we are well-positioned to support our ongoing expansion, an achievement that is particularly noteworthy amid the current macroeconomic environment.

“Looking ahead, we remain committed to our core strategies, focusing on disciplined execution to drive sustainable growth and deliver greater value to our stakeholders, who continue to be our steadfast supporters and partners in success.”

Mr. Youichiro Haga, Principal Accounting and Financial Officer of Tokyo Lifestyle, remarked: “We are proud to report the Company’s solid financial performance for fiscal year 2025. Despite our continued expansion and globalization efforts, we have maintained a strong financial position to support both current operations and future growth.

“As of March 31, 2025, we held $4.8 million in cash, a significant increase from $2.5 million as of March 31, 2024. Additionally, we had approximately $107.3 million in accounts receivable from third parties. Approximately 31.9% of this balance has already been collected as of today, and the majority of the remaining balance is expected to be collected by December 31, 2025. This continued cash inflow further strengthens our financial capability to support our strategic growth initiatives.

“Our cost of revenue increased by 8.1%, generally in line with revenue growth, primarily reflecting the ongoing expansion and associated increases in payroll and operational costs in new regions. At the same time, we implemented rigorous cost control measures, notably by reducing online sales-related expenses, such as transaction fees to third-party e-commerce platforms, as well as promotion and advertising costs.

“Thanks to these disciplined efforts, we managed to maintain a moderate 9.1% increase in total operating expenses, keeping pace with our expansion. This result highlights the effectiveness of our operational management and prudent cost discipline, supporting our broader strategic blueprint.

“For fiscal year 2025, we reported net income of $6.6 million.

“Looking forward, we will continue adhering to disciplined cost management and sound investment strategies to further enhance our financial foundation and drive sustainable long-term growth.”

Fiscal Year 2025 Financial Summary

●	Total revenue was $210.1 million for fiscal year 2025, increased by 7.4% from $195.7 million for the fiscal year ended March 31, 2024 (“fiscal year 2024”).

●	Gross profit was $23.9 million for fiscal year 2025, increased by 2.3% from $23.4 million for fiscal year 2024.

●	Income from operations was $4.7 million for fiscal year 2025, compared to $5.8 million for fiscal year 2024.

●	Net income was $6.6 million for fiscal year 2025.

●	Net cash provided by financing activities increased to $4.0 million for fiscal year 2025, from net cash used in financing activities of $1.8 million for fiscal year 2024.

●	Basic earnings per share was $0.16 for fiscal year 2025. Diluted earnings per share was $0.19 for fiscal year 2025.

Fiscal Year 2025 Financial Results

Revenue

Revenue increased by 7.4%, to $210.1 million for fiscal year 2025, from $195.7 million for fiscal year 2024. The increase in the Company’s revenue consisted of increased revenue from directly-operated physical stores and franchise stores and wholesale customers.

	For the Fiscal Years Ended March 31,				Variance
($ millions)	2025	%	2024	%	Amount	%
Directly-operated physical stores	$17.1	8.1%	$15.0	7.6%	$2.1	14.4%
Online stores and services	7.5	3.6%	10.7	5.5%	(3.2)	(30.0)%
Franchise stores and wholesale customers	185.5	88.3%	170.0	86.9%	15.5	9.1%
Total Revenue	$210.1	100.0%	$195.7	100.0%	$14.4	7.4%

Revenue denominated in Japanese Yen increased by 13.3%, to ¥31,952.8 million for fiscal year 2025, from ¥28,208.1 million for fiscal year 2024. The increase was mainly due to increased revenue from franchise stores and wholesale customers by 15.1%, to ¥28,215.6 million for fiscal year 2025, from ¥24,524.6 million for fiscal year 2024, as well as increased revenue from directly-operated physical stores by 21.3%, to ¥2,597.6 million for fiscal year 2025, from ¥2,142.0 million for fiscal year 2024.

	For the Fiscal Years Ended March 31,				Variance
(¥ millions)	2025	%	2024	%	Amount	%
Directly-operated physical stores	¥2,597.6	8.1%	¥2,142.0	7.6%	¥455.6	21.3%
Online stores and services	1,139.6	3.6%	1,541.5	5.5%	(401.9)	(26.1)%
Franchise stores and wholesale customers	28,215.6	88.3%	24,524.6	86.9%	3,691.0	15.1%
Total Revenue	¥31,952.8	100.0%	¥28,208.1	100.0%	¥3,744.7	13.3%

Revenue from directly-operated physical stores increased by 14.4%, to $17.1 million for fiscal year 2025, from $15.0 million for fiscal year 2024. The increase was mainly due to increased revenue generated from the United States and Canada, which resulted from full year operations of the Company’s existing directly-operated physical stores in these countries, as well as three newly-opened physical stores in the United States. Meanwhile, revenue generated from Hong Kong also increased since the Company opened one physical store during fiscal year 2025. In addition, the Company offered promotion activities and price discounts to the Company’s customers, which attracted more customers to make purchases at the Company’s physical stores, and revenue from the Company’s existing physical stores in Hong Kong also increased in fiscal year 2025 as compared to the same period last year. The above-mentioned increase was partially offset by decreased revenue from directly-operated physical stores in Japan.

Revenue from franchise stores and wholesale customers increased by 9.1%, to $185.5 million for fiscal year 2025, from $170.0 million for fiscal year 2024. The increase was mainly due to the Company’s continuous effort in extending the Company’s products offering as the Company’s total SKUs increased from approximately 151,700 SKUs during the fiscal year 2024, to approximately 201,300 SKUs during fiscal year 2025. In addition, there was increased revenue from the new wholesale customers because the Company continued to develop the Company’s customer base by entering into business relationships with new wholesale customers during fiscal year 2025.

Cost of Revenue

Total cost of revenue increased by 8.1%, to $186.2 million for fiscal year 2025, from $172.3 million for fiscal year 2024.

Gross Profit and Gross Margin

Gross profit increased by 2.3%, to $23.9 million for fiscal year 2025, from $23.4 million for fiscal year 2024.

Gross margin remained relatively stable at 11.4% for fiscal year 2025.

Operating Expenses

Operating expenses consist of selling and marketing expenses and general and administrative expenses, which primarily include payroll, employee benefit expenses and bonus expenses, shipping expenses, promotion and advertising expenses, and other facility-related costs, such as store rent, utilities, and depreciation.

Operating expenses increased by 9.1%, to $19.2 million for fiscal year 2025, from $17.6 million for fiscal year 2024. The increase in operating expenses was primarily attributable to the following factors:

1.	a decrease in net recovery of credit losses by 89.2%, to $(220,368) for fiscal year 2025, from $(2,043,939) for fiscal year 2024. The decrease in net recovery of credit losses was mainly due to the collection of long-term receivables and accounts receivable, causing a large net recovery of credit losses during fiscal year 2024;

2.	an increase in payroll, employee benefit expenses, and bonus expenses by 15.2%, to $6.5 million for fiscal year 2025, from $5.7 million for fiscal year 2024. The increase was mainly due to increased payroll, employee benefit expenses, and bonus expenses of $1.3 million in Hong Kong, the United States and Canada, which was due to the increased headcount caused by the expansion of the Company’s business operation in these regions. The increase was partially offset by the decreased payroll, employee benefit expenses, and bonus expenses of $0.4 million in Japan, which was attributable to the decreased headcount resulting from the implementation of cost control as well as the transformation of the Company’s directly-operated physical stores in Japan;

3.	an increase in lease expenses by 24.0%, to $2.5 million for fiscal year 2025, from $2.0 million for fiscal year 2024. The increase was mainly due to the full year operations of the Company’s existing directly-operated physical stores in the United States and Canada, as well as the opening of new physical stores in the United States and Hong Kong in fiscal year 2025;

4.	a decrease in transaction commission paid to third-party e-commerce marketplace operators by 31.9%, to $1.3 million for fiscal year 2025, from $1.9 million for fiscal year 2024. The Company paid third-party e-commerce marketplace operators transaction commission ranging from 1.8% to 3.0% based on the Company’s sales amount. The decrease in transaction commission was in line with the decrease in the Company’s online sales;

5.	a decrease in promotion and advertising expenses by 77.8%, to $0.2 million for fiscal year 2025, from $0.8 million for fiscal year 2024. The decrease was mainly due to the Company’s effort in cost control as well as decreased promotion and advertising expenses for the Company’s physical stores as the Company has transformed some of the Company’s physical stores into franchise stores; and

6.	a decrease in professional service fees by 8.8%, to $3.2 million for fiscal year 2025, from $3.5 million for fiscal year 2024. The decrease was mainly due to the decreased professional fees paid to the Company’s lawyers for services incurred for the consumption tax examination and issuance of shares.

Interest Expenses, net

Interest expenses, net included interest expenses calculated at interest rate per loan agreements and loan service costs, which were directly incremental to the loan agreements and amortized over the loan periods. Interest expenses, net increased by 7.0%, to $1.7 million for fiscal year 2025, from $1.6 million for fiscal year 2024. The increase was mainly due to an increase in interest expenses of $441,203, which was mainly due to the increased weighted average interest rate for fiscal year 2025, which was partially offset by the decrease in amortized loan service costs in relation to the Company’s syndicated loans by $328,525.

Other Income, net

Other income, net primarily includes tax refund, disposal gain or loss from property and equipment, government subsidy, and other immaterial income and expense items. Other income, net decreased by 52.1%, to $364,294 for fiscal year 2025, from $760,435 for fiscal year 2024. The decrease was mainly due to the decreased gain from disposal of property and equipment as compared to the same period of last year.

Gain (loss) from Foreign Currency Exchange

Loss from foreign currency exchange was $440,055 for fiscal year 2025, as compared to a gain from foreign currency exchange of $3,065,971 for fiscal year 2024. The loss from foreign currency exchange was mainly due to the fluctuations of foreign exchange rates on the Company accounts receivable that denominated in foreign currencies such as U.S. dollar during the fiscal year 2025. It was also due to the loss from foreign currency exchange by the Company’s Hong Kong subsidiary, which was mainly due to the significant fluctuations of foreign exchange rate on its payables that were denominated in Japanese Yen during the fiscal year 2025.

Provision (Benefit) for Income Taxes

Benefit for income taxes was $1.9 million for fiscal year 2025 as compared to provision for income taxes of $0.5 million for fiscal year 2024. Provision for income taxes decreased by 512.3%. The decrease in provision for income taxes was mainly due to the decreased current income tax expenses resulted from decreased taxable income for fiscal year 2025 and the refund of tax after the ruling from the National Tax Tribunal, dated February 12, 2025.

Net Income

Net income decreased to $6.6 million for fiscal year 2025, compared to $7.5 million for fiscal year 2024, primarily due to loss from foreign currency exchange and change in fair value of warrants.

Basic and Diluted Earnings per Share

Basic earnings per share was $0.16 for fiscal year 2025, compared to $0.20 for fiscal year 2024. Diluted earnings per share was $0.19 for fiscal year 2025, compared to $0.20 for fiscal year 2024.

Financial Condition

As of March 31, 2025, the Company had $4.8 million in cash as compared to $2.5 million as of March 31, 2024. As of March 31, 2025, the Company also had approximately $107.3 million of account receivable balance due from third parties. Approximately 31.9% of the March 31, 2025 balance has subsequently been collected, and the majority of the remaining balance is expected to be collected by December 31, 2025. The collection of such receivables made cash available for use in the Company’s operations as working capital, if necessary.

Net cash used in operating activities was $0.6 million for fiscal year 2025, mainly derived from a net income of $6.6 million for the year, and net changes in the Company operating assets and liabilities, which mainly included increased prepaid expenses and other current assets of $10.8 million, and decreased taxes payable of $8.9 million, which was partially offset by the increased deferred revenue of $8.0 million, increased accounts payable of $2.9 million and a decrease in compensation receivable for consumption tax of $0.7 million as the Company has received payments from the debtors according to the collection plan. The Company entered into a sales agreement with a wholesale customer and received advance payment of $6.9 million during fiscal year 2025. In order to fulfill the sales agreement, the Company made advance payments to the Company’s suppliers to secure the products. Therefore, the Company’s prepaid expenses and other current assets and deferred revenue increased significantly during fiscal year 2025.

Net cash used in investing activities amounted to $964,193 for fiscal year 2025, mainly due to purchases of property and equipment in the aggregate amount of $992,068, partially offset by proceeds from disposal of property and equipment of $39,367.

Net cash provided by financing activities was $4.0 million for fiscal year 2025, which primarily consisted of proceeds from short-term borrowings of $5.8 million, partially offset by repayments of short-term borrowings of $1.4 million, repayments of long-term borrowings of $0.2 million and repayment of obligations under finance leases of $0.2 million.

Conference Call Information

The Company will host an earnings conference call at 8:30 am U.S. Eastern Time (9:30 pm Japan Standard Time) on July 10, 2025. Dial-in details for the conference call are as follows:

Dial-in details for the conference call are as follows:

Date:	July 10, 2025
Time:	8:30 am U.S. Eastern Time
International:	1-412-902-4272
United States Toll Free:	1-888-346-8982
Japan Toll Free:	0066-33-1-33094
Conference ID	Tokyo Lifestyle Co., Ltd.

Please dial in at least 15 minutes before the commencement of the call to ensure timely participation.

For those unable to participate, an audio replay of the conference call will be available from approximately one hour after the end of the live call until July 17, 2025. The dial-in for the replay is 1-877-344-7529 within the United States or 1-412-317-0088 internationally. The replay access code is 7762709.

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://www.ystbek.co.jp/irlibrary/.

About Tokyo Lifestyle Co., Ltd.

Headquartered in Tokyo, Japan, Tokyo Lifestyle Co., Ltd. (formerly known as Yoshitsu Co., Ltd) is a retailer and wholesaler of Japanese beauty and health products, sundry products, luxury products, electronic products, collectible cards, trendy toys, and other products in Hong Kong, Japan, North America, Thailand, and the United Kingdom. The Company offers various beauty products (including cosmetics, skincare, fragrance, and body care products), health products (including over-the-counter drugs, nutritional supplements, and medical supplies and devices), sundry products (including home goods), collectible cards and trendy toys (including Pokémon cards, BE@RBRICK and other trendy products) and other products (including food and alcoholic beverages). The Company currently sells its products through directly-operated physical stores, through online stores, and to franchise stores and wholesale customers. For more information, please visit the Company’s website at https://www.ystbek.co.jp/irlibrary/.

Forward-Looking Statements

Certain statements in this press release are forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

Tokyo Lifestyle Co., Ltd.

Investor Relations Department
Email: ir@ystbek.co.jp

Ascent Investor Relations LLC

Tina Xiao
President
Phone: +1-646-932-7242
Email: investors@ascent-ir.com

TOKYO LIFESTYLE CO., LTD.

CONSOLIDATED BALANCE SHEETS

	March 31,	March 31,
	2025	2024
ASSETS
CURRENT ASSETS:
Cash	$4,819,639	$2,475,538
Accounts receivable, net	107,305,580	105,359,841
Accounts receivable - related parties, net	117	25,704
Merchandise inventories, net	4,370,803	4,413,880
Due from related parties	1,208	9,762
Compensation receivable for consumption tax, current, net	7,178,775	7,133,470
Prepaid expenses and other current assets, net	13,542,183	2,748,682
TOTAL CURRENT ASSETS	137,218,305	122,166,877

Property and equipment, net	10,763,020	9,013,827
Operating lease right-of-use assets	6,031,284	3,979,727
Compensation receivable for consumption tax, non-current, net	2,039,840	2,721,034
Long-term prepaid expenses and other non-current assets, net	1,777,736	4,115,694
TOTAL ASSETS	$157,830,185	$141,997,159

CURRENT LIABILITIES:
Short-term borrowings	$57,903,207	$53,234,650
Current portion of long-term borrowings	706,531	1,730,796
Accounts payable	25,057,104	24,392,029
Accounts payable - related parties	2,678,588	299,541
Due to related parties	27,678	42,943
Deferred revenue	8,027,153	55,093
Taxes payable	349,671	9,357,482
Operating lease liabilities, current	2,068,399	1,523,222
Finance lease liabilities, current	138,180	170,553
Warrants liabilities	2,502,718	441,104
Other payables and other current liabilities	1,998,713	2,167,320
TOTAL CURRENT LIABILITIES	101,457,942	93,414,733

Operating lease liabilities, non-current	4,003,366	2,488,823
Finance lease liabilities, non-current	119,068	263,571
Long-term borrowings	6,501,772	5,636,960
Other non-current liabilities	1,470,135	1,934,927
Deferred tax liabilities, net	1,263,872	2,215,361
TOTAL LIABILITIES	$114,816,155	$105,954,375

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, no par value,100,000,000 shares authorized; 42,327,806 shares and 42,220,206 shares issued and outstanding as of March 31, 2025 and 2024, respectively	81,150	16,716,839
Capital reserve	26,946,116	10,262,191
Retained earnings	27,695,268	21,056,780
Accumulated other comprehensive loss	(11,708,504)	(11,993,026)
TOTAL SHAREHOLDERS’ EQUITY	43,014,030	36,042,784
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$157,830,185	$141,997,159

TOKYO LIFESTYLE CO., LTD.

CONSOLIDATED STATEMENTS OF OPERTAIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Years Ended March 31
	2025	2024	2023

REVENUE
Revenue - third parties	$202,278,304	$189,674,322	$168,876,360
Revenue - related parties	7,840,934	6,006,993	847,986
Total revenue	210,119,238	195,681,315	169,724,346

COSTS AND OPERATING EXPENSES
Merchandise costs	186,201,939	172,306,308	140,293,419
Selling, general and administrative expenses	19,198,116	17,597,125	28,607,088
Total costs and operating expenses	205,400,055	189,903,433	168,900,507

INCOME FROM OPERATIONS	4,719,183	5,777,882	823,839

OTHER INCOME (EXPENSE)
Financial expense
Interest expense, net	(1,723,819)	(1,611,141)	(2,422,079)
Additional and delinquent tax due to consumption tax correction	3,905,908	(628,876)	(6,622,486)
Gain from disposal of equity method investment	-	190,571	-
Gain from disposal of a subsidiary	-	341,139	-
Other income, net	364,294	760,435	13,145
Gain (loss) from foreign currency exchange	(440,055)	3,065,971	718,990
Change in fair value of warrants liabilities	(2,050,211)	109,173	139,615
Gain (loss) from equity method investments	(20,049)	(69,444)	14,554
Total other income (expenses), net	36,068	2,157,828	(8,158,261)

INCOME BEFORE INCOME TAX PROVISION (BENEFIT)	4,755,251	7,935,710	(7,334,422)

PROVISION (BENEFIT) FOR INCOME TAXES	(1,883,237)	456,774	714,400

NET INCOME (LOSS)	6,638,488	7,478,936	(8,048,822)

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation gain (loss)	284,522	(3,923,683)	(4,279,325)

TOTAL COMPREHENSIVE INCOME (LOSS)	$6,923,010	$3,555,253	(12,328,147)

Earnings (loss) per ordinary share
- basic	$0.16	$0.20	$(0.22)
- diluted	$0.19	$0.20	$(0.22)

Weighted average shares
- basic	42,242,610	37,264,162	36,250,054
- diluted	44,878,189	37,264,162	36,250,054

TOKYO LIFESTYLE CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

					Accumulated Other	Total
	Ordinary Shares		Capital	Retained	Comprehensive	Shareholders’
	Shares	Amount	Reserve	Earnings	Loss	Equity

Balance, March 31, 2022	36,250,054	$14,694,327	$11,921,065	$21,626,666	$(3,790,018)	$44,452,040
Business combinations under common control	-	-	(2,842,173)	-	-	(2,842,173)
Capital contribution received by Malaysia subsidiary	-	-	23	-	-	23
Net loss for the year	-	-	-	(8,048,822)	-	(8,048,822)
Foreign currency translation loss	-	-	-	-	(4,279,325)	(4,279,325)

Balance, March 31, 2023	36,250,054	$14,694,327	$9,078,915	$13,577,844	$(8,069,343)	$29,281,743

Issuance of ordinary shares	5,970,152	2,022,512	1,724,770	-	-	3,747,282
Issuance of investors’ warrants	-	-	(541,494)	-	-	(541,494)
Net income for the year	-	-	-	7,478,936	-	7,478,936
Foreign currency translation loss	-	-	-	-	(3,923,683)	(3,923,683)

Balance, March 31, 2024	42,220,206	$16,716,839	$10,262,191	$21,056,780	$(11,993,026)	$36,042,784

Issuance of ordinary shares for warrants redemption	107,600	14,741	33,495	-	-	48,236
Transfer of capital to capital reserve	-	(16,650,430)	16,650,430	-	-	-
Net income for the period	-	-	-	6,638,488	-	6,638,488
Foreign currency translation gain	-	-	-	-	284,522	284,522

Balance, March 31, 2025	42,327,806	$81,150	$26,946,116	$27,695,268	$(11,708,504)	$43,014,030

TOKYO LIFESTYLE CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended March 31
	2025	2024	2023
Cash flows from operating activities:
Net Income (loss)	$6,638,488	$7,478,936	$(8,048,822)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	952,126	1,232,611	1,226,496
Loss (gain) from disposal of property and equipment	(178,152)	(712,685)	329,580
Impairment of property and equipment	143,621	-	-
Loss (gain) from unrealized foreign currency translation	(13,986)	(412,728)	282,131
Provision for (reversal of) credit losses	(220,368)	(2,043,939)	3,471,953
Addition (reversal) of merchandise inventories written down	61,935	(68,361)	150,382
Amortization of operating lease right-of-use assets	2,049,635	1,711,978	1,784,754
Deferred tax provision (benefit)	(955,082)	(1,778,277)	4,849,771
Change in fair value of warrants liabilities	2,050,211	(109,173)	(139,615)
Investment loss (income) from equity method investment	20,049	69,444	(14,554)
Gain from disposal of equity method investment	-	(190,571)	-
Accrued interest expense	100,416	-	-
Changes in operating assets and liabilities:
Accounts receivable	(1,073,737)	(24,747,655)	(53,824,026)
Accounts receivable - related parties	25,698	277,005	(323,212)
Merchandise inventories	(13,596)	2,355,034	21,285,866
Compensation receivable for consumption tax	696,224	11,284,665	(23,212,327)
Prepaid expenses and other current assets	(10,772,468)	949,043	5,597,781
Long term prepaid expenses and other non-current assets	501,659	315,809	2,183,108
Accounts payable	567,502	13,816,414	5,280,797
Accounts payable - related parties	2,372,722	299,591	(119,081)
Deferred revenue	8,006,135	35,027	49,715
Taxes payable	(8,943,973)	(6,977,961)	17,268,372
Other payables and other current liabilities	(281,729)	1,078,396	(1,590,907)
Operating lease liabilities	(2,040,884)	(1,711,398)	(1,807,376)
Other non-current liabilities	(291,185)	(239,250)	(419,200)
Net cash (used in) provided by operating activities	(598,739)	1,911,955	(25,738,414)

Cash flows from investing activities:
Purchase of property and equipment	(992,068)	(929,308)	(934,960)
Proceeds from disposal of property and equipment	39,367	3,104,387	2,961
Investment in an equity method investment	(20,049)	-	-
Proceeds from disposal of equity method investment	-	276,800	-
Proceeds from disposal of a subsidiary	-	34,600	-
Disposal of a subsidiary, net of cash	-	(171,788)	-
Collection of amount due from related parties	8,557	399,223	188,728
Net cash (used in) provided by investing activities	(964,193)	2,713,914	(743,271)

Cash flows from financing activities:
Capital contribution	-	-	23
Proceeds from issuance of ordinary shares for warrants redemption	29,482	-	-
Proceeds from issuance of ordinary shares, net of issuance costs	-	3,747,282	-
Cash consideration paid for business combination under common control	-	-	(2,842,173)
Proceeds from short-term borrowings	5,781,612	1,384,000	78,831,300
Repayments of short-term borrowings	(1,446,786)	(2,076,000)	(55,515,000)
Proceeds from long-term borrowings	-	-	2,160,161
Repayments of long-term borrowings	(204,024)	(4,186,712)	(9,798,554)
Payments made to related parties	(15,346)	(228,966)	104,482
Repayment of obligations under finance leases	(177,320)	(420,910)	(194,421)
Net cash provided by (used in) financing activities	3,967,618	(1,781,306)	12,745,818

Effect of exchange rate fluctuation on cash	(60,585)	(2,135,466)	(2,763,692)

Net increase (decrease) in cash	2,344,101	709,097	(16,499,559)
Cash at beginning of year	2,475,538	1,766,441	18,266,000
Cash at end of year	$4,819,639	$2,475,538	$1,766,441

Supplemental cash flow information
Cash paid for income taxes	$4,207,552	$880,308	$433,899
Cash paid for interest	$1,072,273	$798,353	$1,108,863

Supplemental non-cash operating activities
Purchase of property and financed under long-term payment	$-	$-	$831,746
Purchase of property and equipment financed under finance leases	$-	$-	$210,666
Right of use assets obtained in exchange for operating lease liabilities	$-	$3,118,676	$542,231